UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

8 HaSatat St.,

Modi’in,

Israel 7178106

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]	No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]	No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

EXPLANATORY NOTE

As previously disclosed, on December 23, 2019, Vascular Biogenics Ltd. (the “Company”) convened its 2019 annual general meeting of shareholders (the “Meeting”). However, due to lack of quorum, the Meeting was adjourned until Monday, December 30, 2019 at 4.00 p.m. (Israel time) at the Company’s offices at 8 HaSatat St. Modi’in, Israel.

On December 30, 2019, the Company reconvened the Meeting. At the Meeting, following establishment of a quorum, the Company’s shareholders voted on four proposals, which are summarized below and described in more detail in the Company’s Notice of Annual General Meeting of Shareholders of Vascular Biogenics Ltd. that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission on November 1, 2019.

Proposal 1: To approve the nomination of Dr. Bennett M. Shapiro, Prof. Dror Harats, Prof. Ruth Arnon, Ms. Ruth Alon, Dr. Shmuel (Muli) Ben Zvi, Dr. Ron Cohen, Mr. David Hastings and Dr. Susan Kelley to the Company’s Board of Directors (the “Board”), to serve until the next annual general meeting of shareholders of the Company, under the existing terms of appointment as previously approved, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal (voting took place in relation to each director nominee separately).

Proposal 2: To approve the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2019, and until the next annual general meeting of shareholders of the Company and authorize the Board (with power of delegation to its Audit Committee) to fix the said independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services.

Proposal 3: To approve a compensation policy for the directors and other office holders of the Company, in accordance with the requirements of the Israeli Companies Law, 5759-1999.

Proposal 4: To approve the grant of options under the Company’s 2014 Employee Share Ownership and Option Plan according to the standard agreements as follows: (i) grant of an option to purchase 240,000 of our ordinary shares to Prof. Harats; (ii) grant of an option to purchase 100,000 of our ordinary shares to Dr. Shapiro; (iii) grant of an option to purchase 50,000 of our ordinary shares to Dr. Cohen; (iv) grant of an option to purchase 50,000 of our ordinary shares to Prof. Arnon; (v) grant of an option to purchase 50,000 of our ordinary shares to Ms. Alon; (vi) grant of an option to purchase 50,000 of our ordinary shares to Mr. Hastings; (vii) grant of an option to purchase 50,000 of our ordinary shares to Dr. Kelley; and (viii) grant of an option to purchase 20,000 of our ordinary shares to Dr. Ben Zvi, each of which shall vest upon and in the manner approved by the Compensation Committee of the Board and/or the Board.

Based on voting results at the Meeting, the majority requirements for the proposals under the Israeli Companies Law 5759-1999 and the Company’s amended and restated articles of association, the above proposals were each approved at the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: December 30, 2019	By:	/s/ Dror Harats
	Name:	Dror Harats
	Title:	Chief Executive Officer